October 19, 2007

Robert Babula U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E Washington, D.C. 20549-0404

Re:	Response to Comment Letter dated September 28, 2007 regarding Sonic Automotive, Inc. Form 10-K for the year ended December 31, 2006 (File No. 1-13395) (the “Comment Letter”)

Dear Mr. Babula:

This confirms our discussion that Sonic Automotive, Inc. intends to file its response to the Comment Letter on or before Friday, November 9, 2007. Please feel free to call me with any questions.

Yours truly,

MOORE & VAN ALLEN PLLC

/s/ Thomas H. O’Donnell, Jr.
Thomas H. O’Donnell, Jr.

Cc:	David Cosper
Stephen K. Coss, Esq.